4398724v2

Exhibit 1.01

Conflict Minerals Report of Haemonetics Corporation
For the reporting period from January 1, 2013 to December 31, 2013

This is the Conflict Mineral Report (“CMR”) of Haemonetics Corporation (“Haemonetics,” “we,” “us,” or “our”) for the reporting period from January 1, 2013 to December 31, 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) pursuant to Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended.
1.    Introduction

We are a global healthcare company dedicated to providing innovative blood management solutions to our customers. Our comprehensive portfolio of integrated devices, information management, and consulting services offers blood management solutions for each facet of the blood supply chain, helping improve clinical outcomes and reduce costs for blood and plasma collectors, hospitals, and patients around the world.
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to as “conflict minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite and its derivatives, specifically tantalum, tin and tungsten. Haemonetics manufactures, or contracts to manufacture, certain products for which conflict minerals are necessary to the functionality or production.
We have adopted a Conflict Minerals Statement, which is publicly available at http://www.2gazu2upso.net/en/About/Standard%20Items/Quality/Landing%20Components/Conflict-Minerals-Statement.aspx
This CMR describes the measures we have undertaken to investigate the source and chain of custody of conflict minerals necessary to the products we manufacture or contract to manufacture, our efforts to determine the mine or location of origin of the necessary conflict minerals, and, to the extent known to us, the facilities used to process the conflict minerals and the country of origin of the conflict minerals.

2.    Products Covered

During calendar year 2013, Haemonetics manufactured or contracted to manufacture the following blood and plasma collection and diagnostic devices for which conflict minerals are necessary to the Products’ functionality or production: ACP 215, cardioPAT, Cell Saver Elite, Cell Saver 5+, Cymbal, MCS+ 8150, MCS+ 9000, OrthoPAT, PCS 2, SEBRA Sealer, Smartsuction Harmony, and TEG 5000 (collectively, “Products”).

We have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals necessary to our Products’ functionality or production. Our RCOI was reasonably designed to determine whether such conflict minerals originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, or Zambia (collectively, the “Covered Countries”) or came from scrap or recycled sources. Based on our RCOI, we determined or had reason to believe that conflict minerals necessary to our Products may have originated in the Covered Countries and may not have come from recycled or scrap sources.

3.    Design of Due Diligence Measures

Our due diligence process was designed to conform to the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and accompanying supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). It is important to note that the OECD Guidance was written for both upstream entities (generally, miners and smelters) and downstream companies (generally, manufacturers and retailers) in the supply chain. As Haemonetics is a downstream company in the supply chain, we tailored our due diligence practices accordingly.

4.    Due Diligence Measures Implemented

Due diligence measures undertaken by Haemonetics included the following:

We assembled an internal team of representatives from Procurement, Legal and Compliance, and Finance to support supply chain due diligence. We then identified those Haemonetics products that may contain conflict minerals. Next, we engaged with Tier 1 suppliers to collect information regarding the presence and sourcing of conflict minerals used in the products supplied to Haemonetics, using the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection.
We then engaged with those suppliers by taking the following steps: first, an introduction email was sent to Tier 1 suppliers for the Products describing the compliance requirements and requesting conflict minerals information. Following the initial introductions to the program and information request, reminder emails were sent to each non-responsive supplier requesting survey completion. Suppliers who remained non-responsive to these email reminders were contacted by phone and offered assistance. This assistance included, but was not limited to, further information about our Conflict Minerals Compliance Program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided. An escalation process was initiated for suppliers who continued to be non-responsive after the above contacts were made.
Based on the information obtained from our suppliers and otherwise obtained through the diligence process described above, we believe that the facilities used to process the necessary conflict minerals contained in our Products included the smelters and refiners listed below. However, this is not a comprehensive list, as we were unable to determine, based on our due diligence process, the smelters or refiners through which certain of the conflict minerals contained in our Products were processed:
ATI Tungsten Materials, United States
Caridad, Mexico
Codelco, Chile
CV United Smelting, Indonesia
Empresa Metallurgical Vinto, Bolivia
Global Tungsten & Powders Corp., United States
Johnson Matthey Ltd., Canada
Kennametal Inc., United States
Malaysia Smelting Corporation, Malaysia
Metalor Technologies SA, Switzerland
Metalor USA Refining Corporation, United States

Minsur S.A. In Metal, Peru
Mitsubishi Materials Corp., Japan
PT Stanindo Inti Perkasa, Indonesia
PT Tambang Timah, Indonesia
PT Timah, Indonesia
Sumitomo Metal Mining Co., Ltd., Japan
Tanaka Kikinzoku Kogyo K.K., Japan
Thailand Smelting and Refining Co., Ltd., Thailand
Thaisarco, Thailand
Xstrata, Canada
Yunnan Chengfeng, China
Yunnan Chengfeng Non-Ferrous Metals Co., Ltd., China
Yunnan Tin Co., Ltd., China

Based on the information obtained through the due diligence process described above, we believe that the countries of origin of the conflict minerals contained in our Products included the countries listed below. However, this is not a comprehensive list, as we were unable to determine, based on our due diligence process, the countries from which certain of the conflict minerals contained in our Products originated. Also, to the extent that any of the conflict minerals originated in a Covered Country, we were unable to determine the specific mine or location of origin:
Australia
Democratic Republic of the Congo
Indonesia
Peru
Rwanda
5.    Steps to Improve Due Diligence
Haemonetics will endeavor to continuously improve upon its supply chain due diligence efforts via the following measures: First, we will continue to assess the presence of conflict minerals in our supply chain. We will educate employees and suppliers about our Conflict Minerals Policy and clearly communicate expectations with regard to supplier performance, transparency and sourcing. We will also endeavor to increase the response rate for RCOI and due diligence processes. In addition, we will compare our supplier survey results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program.